FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

September 23, 2013

Mark P. Shuman – Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Online-Redefined, Inc.

Amendment Number 1 to Post Effective Amendment Number 1 to Registration Statement on Form S-1, File No. 333-176752

Dear Mr. Shuman:

I am securities counsel to Online-Redefined, Inc. (the “Company”) and am submitting this letter in conjunction with the Company’s filing of Amendment Number 1 to Post Effective Amendment 1 to the above referenced Registration Statement (the “Amendment”) and in response to your letter dated September 17, 2013 (the “Letter”).

The Amendment represents a response to the comment in the Letter.

The numbered paragraph below corresponds to the numbered paragraph in the Letter.

1.

We have made changes on the cover page and “selling Stockholder” in response to the comment.

If you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton